082-03470


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260


10015806

21st May, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Audited Results for the Financial Year ended 31st March, 2010

Further to our letter dated 21st May, 2010 forwarding the Audited Results of the Company for the financial year ended 31st March, 2010, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Sr. Deputy Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited
Corporate Communications
37 J. L. Nehru Road, Kolkata 700 071

PRESS ANNOUNCEMENT

Financial Results for the Quarter and Year ended 31st March, 2010

Pre-Tax Profits up 25%

In celebration of Centenary Year : Total Dividend of Rs.10/- per share

---

Highlights

- Profits from Operations : +26%

  Pre-tax Profits : +25%

  Post Tax Profits : +24%

- Q4 Pre-tax profit of Rs.1505 crores and Post-tax profit of Rs.1028 crores represent a growth of 26% and 27% respectively.
- Non-cigarette FMCG segment registers robust revenue growth of 34% in Q4.
- Board recommends total Dividend of Rs.10/- per share for 2009/10 including a special Centenary Dividend of Rs. 5.50 per share.
- Paper and Pulp investments leveraged to improve value capture and margins. Segment results grow by 35%.
- Agri business profits up 70%.
- Sequential improvement in Hotels business revenues and profits, with growth of 16% and 10% respectively in Q4, reversing the de-growth of the first 3 Quarters of the year.
- Personal Care business launched the 'Fiama Di Wills' Transparent Gel bar which was voted 'Product of the Year' in the soaps category based on a survey conducted by AC Nielsen.
- The 'ITC Royal Gardenia' was launched in Bengaluru. It is the world's largest and Asia's first LEED Platinum rated hotel.
- ITC's Sustainability Report 2009 was adjudged one of the best reports globally in the 'Carbon Disclosure' category by CRRA'10 (Corporate Responsibility Reporting Awards '10).

Registered Office : ITC Limited, Virginia House, 37 J. L. Nehru Road, Kolkata 700 071, India
Phone : 22889371 • Fax : 22882259/0655

The Company posted yet another year of impressive performance with a healthy topline growth and high quality earnings, notwithstanding the extremely challenging economic environment, especially in the first half of the year. Gross Turnover for the year grew by 13.5% to Rs.26259.60 crores. Net Turnover at Rs.18153.19 crores grew by 16.3% primarily driven by a 20.9% growth in the non-cigarette FMCG businesses, a 19.8% growth in the Cigarettes business and a 17.4% growth in the Paperboards, Paper & Packaging segment. Pre-tax profits increased by 24.7% to Rs.6015.31 crores while Post-tax profits at Rs.4061.00 crores registered a growth of 24.4%. Earnings Per Share for the year stands at Rs.10.73 (previous year: Rs.8.66). Cash flows from Operations stood at Rs.6620 crores during the year, compared to Rs.4706 crores in the previous year.

For the fourth Quarter, Net Turnover at Rs 5053.79 crores registered a growth of 27.9% driven by robust performance in Cigarettes, other FMCG businesses and the Agribusiness segment. Pre-tax profits at Rs.1504.79 crores and Post-tax profits at Rs. 1028.22 crores grew at an impressive rate of 26.3% and 27.1% respectively over the same Quarter last year.

ITC will complete 100 years in August 2010. ITC today is the leading FMCG marketer in India, the second largest Hotel chain, the clear market leader in the Indian Paperboard and Packaging industry, the country's foremost Agri-business player and one of India's fastest-growing Information Technology companies in the mid-tier segment.

In celebration of your Company completing a century, the Board of Directors were pleased to recommend a special Centenary Dividend of Rs.5.50 per share in addition to the dividend of Rs.4.50 per share (previous year: Rs.3.70) for the year ended 31st March, 2010. Total cash outflow in this regard will be Rs.4452.33 crores (previous year: Rs.1633.87 crores) including Dividend Distribution Tax of Rs.634 crores (previous year: Rs.237.34 crores), making it one of the highest ever dividend payouts by an Indian company in the private sector.

FMCG – Cigarettes

During the year, the Cigarette industry in India continued to contend with the twin challenges of discriminatory and punitive taxation and increased regulation. After two successive years of severe increases in cigarette taxation – increase in excise duty rates by 6% and imposition of Value Added Tax at a rate of 12.5% on invoice price in 2007, and an unprecedented increase in excise duty of the order of 140% and 390% on regular and micro-sized non-filter cigarettes respectively in 2008 – the industry in 2009/10, saw several States departing from the consensus VAT rate of 12.5% and increasing the rates of VAT on cigarettes from time to time. Certain States also levied entry tax on cigarettes in addition to VAT and some others increased the entry tax rate. Most States, like the Centre, largely targeted the cigarette sector. Consequently, tobacco consumption in the cigarette format suffered.

The vacuum created by the exit of the popular low priced micros and plain non-filter cigarettes (in the wake of the heavy imposition of excise duties in 2008) has been occupied by duty-evaded illegal regular size filter cigarettes which are sold to consumers at Rs.10/- per packet of 10 cigarettes. These low priced tax-evaded illegal cigarettes are a growing threat to the legitimate industry, Government revenues, market stability and the social objective of regulating tobacco consumption. Some reports indicate that funds from illegally produced and contraband cigarettes often find their way to finance terrorism and other anti- social activities. It is imperative that the authorities strengthen enforcement to eliminate this fast growing illegal industry.

In the regulatory arena, graphic statutory warnings on retail packages of tobacco and tobacco products were introduced and further restrictions on sale of tobacco products were notified during the year under review. Such regulations and others like the ban on smoking in public places together with the high tax cost of cigarettes encourage consumers to shift to cheaper and lightly taxed tobacco products. Consequently, whilst consumption of tobacco in the cigarette form is on the decline, the overall consumption of tobacco in the country continues to rise, leading to the unintended outcome of sub-optimisation of economic value per unit of tobacco consumption.

Notwithstanding these challenges, the Company retained its leadership position and improved its market standing during the year through the delivery of superior consumer value, based on a combination of deep consumer insights, contemporary product development and cutting edge technology. The stability in cigarette excise duties in 2009 resulted in the Company recovering some of the consumer franchise lost earlier. Market interventions during the year included the launch of new variants of 'Gold Flake' and 'Navy Cut Filter Kings' with innovative product features, limited edition packs of 'Classic' and launch of new brands like 'Flake Excel Filter' and 'Duke Filter'. The business also launched its premium line of hand-rolled cigars in select markets under the brand name 'Armenteros'. Manufactured exclusively for ITC by expert cigar rollers in the Dominican Republic, with the finest quality Cuban, Nicaraguan, and Brazilian seed tobacco, the 'Armenteros' range is truly world class and has been well received by the most discerning cigar aficionados in the country.

The Company believes that the economic potential of tobacco can be maximised through moderation of taxes on tobacco, minimisation of discriminatory taxes between different classes of tobacco products and a regulatory framework that addresses the genuine concerns of all the stakeholders of the tobacco industry. The need is for a balanced agenda on tobacco, both fiscal and regulatory.

Branded Packaged Foods

The Branded Packaged Foods business recorded impressive growth during the year. The business focused on enhancing consumer franchise through new product launches, heightened communication and increased levels of promotions. A wide range of well-differentiated products, supported by significant investments in product development, innovation, manufacturing technology and unmatched distribution infrastructure have substantially enhanced the market standing and consumer franchise of the Company's branded packaged food products.

During the year, the business was adversely impacted by historically high prices of input commodities such as wheat, flour, dairy inputs and sugar. The impact of input cost increases was largely contained through a combination of smart sourcing and increased internal efficiencies, minimizing the 'cost-push' impact for consumers.

In the Staples category, sales of 'Aashirvaad' atta grew 21% and the brand sustained its leadership position with a market share of 56% among national branded players. The brand was further fortified during the year with the launch of 'Aashirvaad' multigrain atta for the health conscious consumer.

In the Biscuit category, the 'Sunfeast' brand consolidated its position with an All India-Urban market share of 11%. The 'Sunfeast' range witnessed enrichment of its product-mix with higher sales of value-added products such as Marie, Special Creams and Cookies.

In the Confectionery category, 'Candyman' is the clear market leader in the hard boiled segment. Mint-o 'Gol' was successfully launched during the year in the 'chews' category. The continued success of 'Toffichoo', 'Lacto' and 'Choco-Double éclairs', provided further impetus to the overall growth of the Confectionery business.

In the Salty Snacks category, Bingo! penetrated into new markets, gaining further consumer franchise. Product portfolio was further strengthened during the year with the launch of the 'Tedhe Medhe' and 'International Cream & Onion' variants.

The business is investing in manufacturing and distribution infrastructure to support larger scale in view of the growing demand for its products. The business continues to focus on supply chain improvements to enhance product freshness, market servicing and margins.

Personal Care Products

The Company's Personal Care business made significant strides during the year in gaining consumer franchise. The business continued to roll out product offerings in the soaps and shampoos categories under the 'Essenza Di Wills', 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' brands across new geographies focusing on enhancing consumer benefits. The launch of 'Fiama Di Wills' Gel Bathing Bar augmented the premium portfolio. Besides being extremely well received by consumers, it was voted 'Product of the Year' in the soaps category based on a survey of over 30,000 Indian consumers by AC Nielsen. The 'Vivel' brand was further strengthened with the launch of the 'Milk Cream & Glycerine' bathing bar in the winter care segment, and 'Deo Spirit'

in the freshness segment. Similarly, the 'Superia' soap portfolio saw the addition of 'Milky Glow' and 'Lemon Fresh' variants.

The business continues to communicate with the consumer through multiple channels, including TV, digital social-networking, print/outdoor advertising, point of sale merchandising, trade schemes, one-on-one consumer interactions, etc.
Responding to the growing demand for its products, the business added capacity at its plant at Haridwar in Uttarakhand and commissioned a new plant at Manpura in Himachal Pradesh.

The business continues to invest in building a strong portfolio of brands and products through well-defined research and development strategies backed by the Company's dedicated and state-of-the-art R&D Centre

Lifestyle Retailing
During the year, the business consolidated and strengthened its position in the branded apparel market. 'Wills Lifestyle', now an established premium lifestyle brand, has a growing consumer preference driven by its vibrant range, high-fashion and rich product-mix. The brand's premium imagery is further reinforced through its association with the 'Wills Lifestyle India Fashion Week', the country's most prestigious lifestyle event. Under the 'Ramp to Racks' initiative, the brand has tied up with leading designers of the country such as Rohit Bal, Rohit Gandhi-Rahul Khanna, Rajesh Pratap Singh, JJ Valaya, Satya Paul and Ranna Gill to co-create the 'Wills Signature' range of designer-wear. This initiative has enhanced the brand's exclusive aura, strengthened its premiumness and deepened its aspirational dimension. The brand is now available at 56 exclusive stores in 30 cities and in more than 150 'shop-in-shops' in leading departmental stores.

'John Players' in the popular 'Youth' segment with its impactful imagery and vibrant product portfolio continued to enhance consumer franchise during the year. Its new association with the well known film star, Ranbir Kapoor, was well received by consumers further enhancing brand desirability. 'John Players' has a pan India presence in over 225 flagship stores and 1200 multi-brand outlets and departmental stores.

Education & Stationery Products
The Education & Stationery Products business registered an impressive growth of 40% during the year, powered by brand 'Classmate'. The business is the largest player in the notebook segment with a market share of 12%. During the year, the business launched a slew of complementary stationery products under the 'Classmate' brand. These included gel & ball pens, mechanical & wood cased pencils and geometry boxes. The 'Paperkraft' range was also enlarged during the year to include markers and highlighters in addition to expanding the range of executive notebooks.

The business leveraged the Company's environment friendly paper, high quality product range and excellent distribution infrastructure coupled with best-in-class printing and trade marketing practices to fortify its leadership in the Education and Stationery products market. During the year, youth icons Yuvraj Singh and Soha Ali Khan were signed on as brand ambassadors to endorse 'Classmate'. Several interventions, leveraging such celebrity association, were launched during the year resulting in an enhanced level of consumer connect for the brand.

Safety Matches

The Company's Safety Matches business along with that of Wimco Ltd., registered a topline growth of 10.8% during the year driven by continued consumer preference for its strong brand portfolio across all market segments. The business also increased its presence in international markets by growing its exports of value added products, particularly to Africa and the Middle East.

Domestic volumes continued to witness a decline during the year consequent to price increases effected in the previous year. Several strategic cost initiatives were undertaken by the business to partially mitigate the impact of the continued escalations in input costs. The business continues to partner the small scale sector by sourcing a significant portion of its requirement from multiple units in this sector. The Company is helping these units improve their competitive ability and by providing technical inputs to strengthen their process capabilities.

Incense sticks (Agarbatti)

The Agarbatti business recorded an impressive 55% growth during the year, driven by increasing consumer franchise for the 'Mangaldeep' brand combined with enhanced distribution reach and innovative consumer offerings. Mangaldeep is currently the second largest national brand. During the year the business launched a new variant, "Fragrance of Temple", in Tamil Nadu, under the 'Mangaldeep' brand. This product, which delivers temple aroma, has received wide consumer acceptance and will be progressively rolled out across India.

In line with the Company's commitment to the 'Triple Bottom Line', the Agarbatti business provides livelihood opportunities to more than 8000 under-privileged women through Self Help Groups, small scale entrepreneurs and NGOs across India. During the year, the business entered into partnerships with the Governments of Orissa, Assam and Tripura to set up sourcing centres which would create livelihood opportunities for rural women through agarbatti rolling.

Hotels

The aftermath of the terrorist attack in Mumbai in November 2008, the swine-flu pandemic and the general squeeze on corporate travel combined to adversely affect the performance of the Indian hotel industry during the year. The impact was particularly severe during the first half with occupancies and average room rates witnessing steep declines. Given the adverse business environment, the Company's hotels business posted a 9% decline in Net Revenues during the year.

The situation, however, improved during the second half aided by a strong showing by the Indian economy, with Net Revenues and PBDIT growing by 16% and 13% respectively during the last quarter of the fiscal year, reversing the declining trend witnessed in the first three quarters of the year.

The Company launched the 'ITC Royal Gardenia', in October 2009 at Bengaluru. This 292 room hotel is the largest LEED (Leadership in energy and Environmental Design) Platinum rated hotel in the world and the first in Asia to achieve this distinction. It was recognized as the 'Best New Launch in the Luxury Upscale Category' by the Hotel Investment Conference, South Asia and has successfully positioned itself in the niche segment of 'Responsible Luxury' within a short span of time.

The Company has a positive long term outlook for the Indian hotel industry and as such, continues to sustain its aggressive investment-led growth strategy. Construction activity of the new super luxury properties at Chennai and Kolkata are progressing satisfactorily. In addition, several new projects including joint ventures and management contracts are on the anvil to rapidly scale up the business across all the four market segments.

Paperboards, Specialty Papers & Packaging

The Paperboards, Specialty Paper and Packaging segment recorded robust growth in revenues and profits. Segment Revenues grew by 14.6% over the previous year to touch Rs.3234 crores. Segment Results at Rs. 684 crores reflect a growth of 34.5%.

Total production of Paper and Paperboards during the year stood at 547,931 tons compared to 469,335 tons during the previous year. Overall sales, including internal transfers, grew by 19% to 549,181 tons, with the value added paperboards growing at a faster pace of 29%. Export turnover for the year grew by 38%. The state-of-the-art new paper machine commissioned in 2008 operated to full capacity during the year, enabling the business to make a significant entry into the Paper segment of the industry. The copier and writing paper produced by this machine has enabled higher order value capture on the back of the strong forward linkages with your Company's Education and Stationery Products business. Despite inflation in input costs and pricing pressures in the 'Writing and Printing' paper segment, the business posted a sterling performance driven by higher overall productivity, higher value capture through increased usage of in-house pulp, superior product mix and several cost management initiatives.

The integrated nature of the business model - access to high-quality fibre from the economic vicinity of the Bhadrachalam mill, in-house pulp mill and state-of-the-art manufacturing facilities on the one hand and a robust forward linkage with the Education and Stationery Products business on the other – strategically positions the Company to further consolidate and enhance its leadership status in the Indian Paper and Paperboards industry.

The Packaging and Printing business continued to make investments in world class technology and skills to consolidate its position as the leading provider of high quality paperboard and flexibles packaging in the country. During the year, the business achieved substantial growth in its external trade and emerged as a leading supplier of value added packaging to the Consumer Electronics and FMCG segments. The business continued to leverage the state-of-the-art flexible manufacturing facilities at Chennai and Haridwar to provide innovative packaging solutions to the Company's Branded Packaged Foods and Personal Care businesses. The in-house capability to deliver best-in-class packaging solutions is reducing time-to-market for new launches and is a source of competitive advantage for these businesses

Agri Business

Agri business revenues remained flat during the year due to rationalization of the agri-commodity portfolio necessitated by the increasing policy interventions and volatility in the commodity markets. Whilst these challenging circumstances impacted volume throughput, the business posted impressive growth in margins with profits growing by 70% over the previous year. This robust performance was achieved due to the stellar performance of the leaf tobacco portfolio. Leveraging the growing demand for the Indian crop, the Company further cemented its position as the foremost supplier of quality Indian tobaccos in the global market.

In addition to the development of the first series of Flue Cured Hybrids, concerted efforts by the business during the year on varietal improvement resulted in the identification of two Advanced Breeding Lines for specific regions in Andhra Pradesh and Mysore. Appropriate agronomical practices were formulated to harness the potential of the newly developed varieties. Farmers benefited through significantly higher productivity coupled with desirable quality traits. Further, technical collaboration with international agencies in burley and oriental tobaccos helped in devising crop specific package of practices for the production of preferred styles. These pioneering R&D interventions augmented with dedicated crop development initiatives in different growth regions have ensured desirable levels of production, enabling the Indian farmer to move towards global standards in crop cultivation.

The business continued to source identity preserved specific grades of high quality wheat through the e-Choupal network for the Branded Packaged Foods business. Significant cost and quality advantages were achieved through sourcing across geographies based on price optimisation and by just-in-time direct procurement at the processing units with over 50% of the potato requirements for the Haridwar plant being sourced locally. In sourcing chip stock potato for the Company's 'Bingo!' brand of potato chips, the business scaled up sourcing of locally grown potatoes (closer to the manufacturing units) in order to support local farmers and minimise logistics costs.

Contribution to Sustainable Development

There is an increasing realisation worldwide that societal challenges arising out of poverty, environmental degradation and climate change pose an unprecedented threat to the sustainability of businesses across the globe. The Company draws satisfaction from the fact that, foreseeing these challenges, it has vigorously pursued, for more than a decade now, a conscious strategy to align its businesses to serve a larger societal purpose. Unique business models have been crafted to synergistically deliver economic, environmental and social value. The Company continues to sustain its unique position as the only company in the world of its size to be 'carbon positive', 'water positive' and 'solid waste recycling positive'.

The Company continued to enlarge its footprint during the year in the social sector by expanding and deepening its coverage in the project areas. It stayed with its proven strategy of concentrating on three main areas of interventions under Mission Sunehra Kal: (a) natural resource management, which includes wasteland, watershed and agriculture development; (b) sustainable livelihoods, comprising women's economic empowerment and genetic improvement in livestock; and (c) community development, with focus on primary education and health and sanitation. The Company is currently running social development projects in 55 districts spread over the States of Andhra Pradesh, Kerala, Karnataka, Tamil Nadu, Orissa, West Bengal, Bihar, Uttar Pradesh, Maharashtra, Madhya Pradesh and Rajasthan.

The Company's pioneering initiative of wasteland development through the Social Forestry Programme has so far promoted plantations over 16,442 hectares in 480 villages, covering 19,376 poor households. The households covered under the Social Forestry Programme continue to reap the benefits derived from cut plantations. The Soil and Moisture conservation programme, designed to assist farmers in identified moisture-stressed districts, witnessed a further increase in its coverage during the year. Land has also been treated for erosion resulting in preservation of precious topsoil for agriculture. In total, the watershed development programme today covers 51,294 hectares. The pioneering social development projects include initiatives in watershed development, social farm and forestry programmes, soil & moisture conservation programmes designed to assist farmers in identified moisture-stressed districts, preservation of precious topsoil for agriculture and group irrigation projects. In continuation of its policy to provide an integrated solution for promoting sustainable water management, the Company has focused on interventions that ensure efficient usage of water aimed at improving farm productivity, promoting group irrigation projects and demonstrating the use of agricultural implements including sprinkler sets.

Towards improving the income earning capability of the farming community, Sustainable Agricultural Practices were provided to promote organic fertiliser units through vermi-composting and NADEP technologies during the year. Similarly, the Sustainable Livelihoods initiative of the Company strives to create alternative employment for surplus labour and decrease pressure on arable land by promoting non-farm incomes. Among many such activities, the programme for genetic improvements of cattle through artificial insemination to produce high-yielding crossbred progenies has been given special emphasis because it reaches out to the most impoverished and has the potential to pull them out of poverty. The initiative towards Economic Empowerment of Women continued with self-help groups (SHG) organised thereby providing gainfully employment either through micro-enterprises or self-employment though income generation loans.

The Company's initiative in the recycling programme is creating considerable awareness among the public on the benefits of the 'Reduce-Reuse-Recycle' process. It has received rich accolades from the Government, NGOs, commercial institutions and the public at large. Winning international appreciation, this initiative was conferred the 'Papyrus Award' by the Bureau of International Recycling (BIR), in recognition of its services and contribution to the recycling industry.

Flowing from its commitment to the 'triple bottom line' philosophy and recognising the carbon intensity of fossil fuel based energy, the Company has progressively made investments in renewable energy. During the year, a 6MW wind power project was commissioned in Maharashtra. This adds to the renewable energy capacity of the Company augmented earlier with the commissioning of the 14.1MW wind power project in Tamil Nadu in September 2008. These investments and several other efforts initiated by the Paperboard, Paper and Packaging Business ensure that 31% of the Company's total energy requirements are met from renewable sources, thereby drastically reducing the Company's carbon footprint. The Company's investments in Wind Energy are eligible for Carbon Credits under the Clean Development Mechanism of the Kyoto Protocol, resulting in substantial cost savings. The Company's total investment in Wind Energy will soon touch around Rs.275 crores post commissioning of wind energy projects currently underway in Maharashtra and Karnataka.

The Company's social sector footprint can be seen at a glance in the following chart:

Intervention Areas	Unit of Measurement	Q4 2009-10 (Cumulative Achievement)
Total Districts Covered	Number	55
Social and Farm Forestry		
Area Planted	Hectare	103,466
Employment Generation	Million Persondays	46.56
Soil Moisture Conservation Programme		
Area Covered	Hectare	51,294
Sustainable Agricultural Practices		
Organic Fertiliser units	Number	13,463
Sustainable Livelihoods Initiative		
Cattle Development Centres	Number	161
Animal Husbandry Services	Milch Animals	407,609
Economic Employment of Women		
SHG Members	Persons	14,278
Women Entrepreneurs	Persons	29,695
Primary Education		
Beneficiaries	Children	228,872
Health and Sanitation		
Low Cost Sanitary Units	Number	2,937

The Board of Directors, at its meeting in Kolkata on 21st May 2010, approved the financial results for the year ending 31st March 2010, which are enclosed.



(Nazeeb Arif)
Vice President
Corporate Communications



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

21st May, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board Meeting – 21st May, 2010

We write to advise that the Board of Directors of the Company ('the Board') at its meeting held on 21st May, 2010 recommended a fresh limit of 5% of the Share Capital of the Company to be earmarked for issue of shares from time to time under a new Employee Stock Option Scheme; the resolution in respect of the same will form part of the Notice of the Annual General Meeting to be considered by the Board at its meeting convened for Friday, 18th June, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

21st May, 2010

The Manager
Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Board Meeting – 21st May, 2010

We write to advise that the Board of Directors of the Company at its meeting held on 21st May, 2010 have decided to convene a Board Meeting on Friday, 18th June, 2010 to consider, inter alia, the following:

(a) Increase in Authorised Share Capital of the Company, and

(b) Issue of Bonus Shares.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.



ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

21st May, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex,
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

Dear Sirs,

Audited Results for the Financial Year ended 31st March, 2010

Further to our letter dated 10th May, 2010, we enclose a copy of the Audited Results of the Company, alongwith Segment-wise Revenue, Results and Capital Employed, Consolidated Results and other information as required under the Listing Agreement, for the financial year ended 31st March, 2010.

The above have been approved at the meeting of the Board of Directors of the Company held on 21st May, 2010.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited

Audited Financial Results for the Quarter and Twelve Months ended 31st March, 2010

(Rs. in Crores)

		Quarter ended 31.03.2010	Quarter ended 31.03.2009	Twelve months ended 31.03.2010	Twelve months ended 31.03.2009
GROSS INCOME		7295.74	5958.55	26862.98	23678.46
NET SALES	(1)	5053.79	3950.32	18153.19	15611.92
OTHER OPERATING INCOME	(2)	77.82	35.60	229.05	194.62
NET INCOME (1+2)	(3)	5131.61	3985.92	18382.24	15806.54
EXPENDITURE					
a) (Increase) / decrease in stock-in-trade and work in progress		202.83	74.36	175.24	(136.35)
b) Consumption of raw materials		1562.36	1163.87	5797.96	4896.22
c) Purchase of traded goods		413.29	236.00	998.20	1198.00
d) Employees cost		255.84	222.15	1002.77	890.88
e) Depreciation		153.86	145.11	608.71	549.41
f) Other expenditure		1079.33	991.23	4105.02	3904.63
g) Total	(4)	3667.51	2832.72	12687.90	11302.79
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	(5)	1464.10	1153.20	5694.34	4503.75
OTHER INCOME	(6)	59.20	52.25	374.33	340.31
PROFIT BEFORE INTEREST (5+6)	(7)	1523.30	1205.45	6068.67	4844.06
INTEREST (Net)	(8)	18.51	13.68	53.36	18.32
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	(9)	1504.79	1191.77	6015.31	4825.74
TAX EXPENSE	(10)	476.57	382.78	1954.31	1562.15
NET PROFIT AFTER TAX (9-10)	(11)	1028.22	808.99	4061.00	3263.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1/- each)	(12)	381.82	377.44	381.82	377.44
RESERVES EXCLUDING REVALUATION RESERVES	(13)			13628.17	13302.55
EARNINGS PER SHARE (Rs.)	(14)				
- Basic (Rs.)		2.71	2.15	10.73	8.66
- Diluted (Rs.)		2.68	2.14	10.62	8.64
PUBLIC SHAREHOLDING	(15)				
- NUMBER OF SHARES		3803475806	3753088129	3803475806	3753088129
- PERCENTAGE OF SHAREHOLDING		99.61	99.44	99.61	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	(16)	Nil	Nil	Nil	Nil
a) Pledged / Encumbered		N.A.	N.A.	N.A.	N.A.
b) Non - encumbered		N.A.	N.A.	N.A.	N.A.

Notes :

(i) The above results were reviewed by the Audit Committee and approved at the meeting of the Board of Directors of the Company held on 21st May, 2010.

(ii) Figures for the previous periods are re-arranged, wherever necessary, to conform to the figures for the current period. The Company does not have any Exceptional or Extraordinary item to report for the above periods.

(iii) Gross Income comprises Segment Revenue, Other Operating Income and Other Income.

(iv) Gross Income includes Rs. 2105 Crores and Rs. 8106 Crores for the quarter and year ended 31st March, 2010 being Excise Duties and Taxes on Sales of Services. (Corresponding previous quarter and year ended 31st March, 2009 - Rs. 1920 Crores and Rs. 7532 Crores respectively).

(v) The launch and rollout costs of the Company's brands 'Fiama Di Wills', 'Vivel Di Wills', 'Vivel' and 'Superia' covering the range of personal care products of soaps, shampoos, conditioners and shower gels, and the continuing significant brand building costs of the Foods business are reflected under 'Other Expenditure' stated above and in Segment Results under 'FMCG-Others'.

(vi) During the quarter, 2,28,51,630 Ordinary Shares of Re. 1/- each were issued and allotted under the Company's Employee Stock Option Schemes. Consequently, the issued and paid-up Share Capital of the Company as on 31st March, 2010 stands increased to Rs. 381,81,76,790/-.

(vii) During the quarter, no investor complaint was received. There were no complaints pending at the beginning of the quarter.

(viii) The above is as per Clause 41 of the Listing Agreement.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Twelve Months ended 31st March, 2010

(Rs. in Crores)

	Quarter ended 31.03.2010	Quarter ended 31.03.2009	Twelve months ended 31.03.2010	Twelve months ended 31.03.2009
1. Segment Revenue				
a) FMCG - Cigarettes - Gross	4516.80	3949.26	17283.03	15115.07
- Net	2452.95	2070.06	9321.15	7780.65
- Others - Gross	1125.27	838.83	3641.68	3014.04
- Net	1122.70	836.79	3633.90	3005.64
Total FMCG - Gross	**5642.07**	**4788.09**	**20924.71**	**18129.11**
- Net	**3575.65**	**2906.85**	**12955.05**	**10786.29**
b) Hotels - Gross	274.28	241.34	910.81	1020.27
- Net	256.21	221.03	850.71	935.45
c) Agri Business - Gross	988.09	525.89	3862.14	3845.98
- Net	988.09	525.89	3862.14	3845.98
d) Paperboards, Paper & Packaging - Gross	836.01	747.03	3233.61	2821.96
- Net	802.99	713.63	3107.79	2647.10
Total - Gross	**7740.45**	**6302.35**	**28931.27**	**25817.32**
- Net	**5622.94**	**4367.40**	**20775.69**	**18214.82**
Less : Inter-segment revenue - Gross	581.73	431.65	2671.67	2673.79
- Net	569.15	417.08	2622.50	2602.90
Gross sales / Income from operations	**7158.72**	**5870.70**	**26259.60**	**23143.53**
Net sales / Income from operations	**5053.79**	**3950.32**	**18153.19**	**15611.92**
2. Segment Results				
a) FMCG - Cigarettes	1251.22	1081.35	4938.12	4183.77
- Others	(78.69)	(117.28)	(349.51)	(483.45)
Total FMCG	**1172.53**	**964.07**	**4588.61**	**3700.32**
b) Hotels	78.20	71.10	216.64	316.18
c) Agri Business	58.31	53.06	436.36	256.18
d) Paperboards, Paper & Packaging	168.82	151.91	684.26	508.63
Total	**1477.86**	**1240.14**	**5925.87**	**4781.31**
Less : i) Interest (Net)	18.51	13.68	53.36	18.32
ii) Other un-allocable income net of un-allocable expenditure	(45.44)	34.69	(142.80)	(62.75)
Profit Before Tax	**1504.79**	**1191.77**	**6015.31**	**4825.74**
Tax Expense	476.57	382.78	1954.31	1562.15
Profit After Tax	**1028.22**	**808.99**	**4061.00**	**3263.59**
3. Capital Employed				
a) FMCG - Cigarettes *			2997.50	2935.63
- Others			1719.05	2101.11
Total FMCG			**4716.55**	**5036.74**
b) Hotels			2457.35	2188.89
c) Agri Business			1579.56	1038.68
d) Paperboards, Paper & Packaging			3711.27	3771.15
Total Segment Capital Employed			**12464.73**	**12035.46**

* Segment Liabilities of FMCG-Cigarettes is before considering Rs. 628.64 Crores (2009 - Rs. 542.86 Crores) in respect of disputed Entry Taxes, the recovery of which has been stayed or where States' Special Leave Petitions are pending before the Supreme Court. These have been included under 'Unallocated Corporate Liabilities'.

NOTES

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies. The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG	: Cigarettes	- Cigarettes & Smoking Mixtures.
	: Others	- Branded Packaged Foods (Staples, Biscuits, Confectionery, Snack Foods and Ready to Eat Foods), Garments, Educational and other Stationery products, Matches, Agarbattis and Personal Care products.
Hotels		- Hoteliering.
Paperboards, Paper & Packaging		- Paperboards, Paper including Specialty Paper & Packaging including Flexibles.
Agri Business		- Agri commodities such as rice, soya, coffee and leaf tobacco.

(3) Segment results of 'FMCG : Others' are after considering significant business development, brand building and gestation costs of Branded Packaged Foods and Personal Care Products businesses.

(4) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business. The segment results for the quarter and twelve months are after absorbing costs relating to the strategic e-Choupal initiative.

(5) Figures for the corresponding previous periods are re-arranged, wherever necessary, to conform to the figures of the current period.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 21st May, 2010
Place : Kolkata, India

For and on behalf of the Board


Executive Director


Chairman

Disclosure as required under other clauses of the Listing Agreement

(Rs. in Crores)

	Twelve Months Ended 31.03.2010	Twelve Months Ended 31.03.2009
NET PROFIT	**4061.00**	**3263.59**
PROFIT BROUGHT FORWARD	858.14	724.45
AVAILABLE FOR APPROPRIATION	4919.14	3988.04
APPROPRIATION OF PROFIT AND RESERVE		
a) Transfer to General Reserve	**406.10**	**1500.00**
b) Earlier Year's provision no longer required *	(0.60)	(3.97)
c) Profit carried forward	61.31	858.14
DIVIDEND INCLUDING DIVIDEND TAX		
- Ordinary Dividend	**2003.55**	**1633.87**
- Special Centenary Dividend	**2448.78**	-

* Pertains to Dividend Distribution Tax

Notes :

(i) The above was approved at the meeting of the Board of Directors of the Company held on 21st May, 2010.

(ii) The Board of Directors of the Company has recommended a special Centenary dividend of Rs. 5.50 per Ordinary Share of Re.1/- each and a dividend of Rs. 4.50 per Ordinary Share for the financial year ended 31st March, 2010. The dividend, if declared, will be paid on or after 26th July, 2010 to those members entitled thereto.

(iii) The Register of Members of the Company shall remain closed for the purpose of dividend from Friday, 11th June 2010 to Friday, 18th June, 2010, both days inclusive.

(iv) The 99th Annual General Meeting of the Company has been convened for Friday, 23rd July, 2010.

For and on behalf of the Board



Executive Director



Chairman

Audited Financial Results (Consolidated)
for the Twelve Months ended 31st March, 2010

			(Rs. in Crores)
		Consolidated Financial Results for Twelve Months ended	
		31.03.2010	31.03.2009
GROSS INCOME		28242.33	24875.59
NET SALES	[1]	19135.87	16556.14
OTHER OPERATING INCOME	[2]	254.90	215.82
NET INCOME (1+2)	[3]	19390.77	16771.96
EXPENDITURE			
a) (Increase) / decrease in stock-in-trade and work in progress		194.77	(160.90)
b) Consumption of raw materials		5951.20	5025.96
c) Purchase of Traded Goods		825.98	1040.62
d) Employees Cost		1464.02	1322.77
e) Depreciation		643.90	580.86
f) Other expenditure		4375.80	4255.26
g) Total	[4]	13455.67	12064.57
PROFIT FROM OPERATIONS BEFORE OTHER INCOME AND INTEREST (3-4)	[5]	5935.10	4707.39
OTHER INCOME	[6]	363.99	296.06
PROFIT BEFORE INTEREST (5+6)	[7]	6299.09	5003.45
INTEREST (Net)	[8]	53.38	18.69
PROFIT AFTER INTEREST AND BEFORE TAX (7-8)	[9]	6245.71	4984.76
Less:			
TAX EXPENSE	[10]	2034.93	1625.38
PROFIT AFTER TAX BEFORE SHARE OF PROFIT/(LOSS) OF ASSOCIATES AND MINORITY INTERESTS (9-10)	[11]	4210.78	3359.38
SHARE OF PROFIT/(LOSS) OF ASSOCIATES	[12]	6.24	6.14
PROFIT AFTER TAX BEFORE MINORITY INTERESTS (11+12)	[13]	4217.02	3365.52
MINORITY INTERESTS	[14]	48.84	40.93
NET PROFIT (13-14)	[15]	4168.18	3324.59
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Re. 1.00 each)	[16]	381.82	377.44
RESERVES EXCLUDING REVALUATION RESERVES	[17]	14017.27	13590.72
EARNINGS PER SHARE (Rs.)	[18]		
- Basic		11.01	8.82
- Diluted		10.90	8.81
PUBLIC SHAREHOLDING	[19]		
- NUMBER OF SHARES		3803475806	3753088129
- PERCENTAGE OF SHAREHOLDING		99.61	99.44
PROMOTERS AND PROMOTER GROUP SHAREHOLDING	[20]	Nil	Nil
a) Pledged / Encumbered		N.A	N.A
b) Non - encumbered		N.A.	N.A.

For and on behalf of the Board


Executive Director


Chairman


ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22884016/1256/2259/2260

27th May, 2010

The Manager
Listing Department
National Stock Exchange
of India Ltd.
Exchange Plaza,
Plot No. C-1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

The Dy. General Manager
Corporate Relationship Dept.
Bombay Stock Exchange Ltd.
1st floor, New Trading Ring
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
The Calcutta Stock
Exchange Ltd.
7, Lyons Range
Kolkata 700 001

SUPPL

Dear Sirs,

Publication of Notice of Book Closure for payment of dividend

We enclose three copies each of the newspaper clippings of the Notice of Book Closure published in Kolkata editions of the following newspapers:

- 'Business Standard' on 26th May, 2010, and
- 'Sambad Pratidin' on 26th May, 2010.

The aforesaid Notice was also published in the Mumbai, Delhi, Chennai, Bangalore & Hyderabad editions of Business Standard.

Yours faithfully,
ITC Limited



(B. B. Chatterjee)
Executive Vice President &
Company Secretary

Encl. as above.


ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg

NOO & 1st copy

cc: Mr. Julian Hoffman - For submission to Luxembourg Stock Exchange.
BGL BNP Paribas
Luxembourg S.A.
50 Av. J.F. Kennedy
L-2951 Luxembourg

Business Standard WEDNESDAY 26 MAY 2010
KOLKATA



ITC Limited

NOTICE OF BOOK CLOSURE

The Board of Directors at its meeting held on 21st May, 2010, recommended payment of special Centenary dividend of Rs. 5.50 per Ordinary Share of Re.1/- each and dividend of Rs. 4.50 per Ordinary Share for the financial year ended 31st March, 2010, subject to declaration of the same by the Members at the Ninety-Ninth Annual General Meeting convened for 23rd July, 2010.

NOTICE IS HEREBY GIVEN pursuant to Section 154 of the Companies Act, 1956 ('the Act') that the Register of Members of the Company shall remain closed for the purpose of payment of the aforesaid dividend from Friday, 11th June, 2010 to Friday, 18th June, 2010, both days inclusive.

Share Transfers received in order at the Investor Service Centre of the Company, 37 Jawaharlal Nehru Road, Kolkata 700 071 by 5.30 p.m. on 10th June, 2010, will be processed for payment of dividend, if declared, to the transferees or to their mandatees and the dividend, if declared, will be paid on or after 26th July, 2010 to those Members entitled thereto and whose names shall appear on the Register of Members of the Company on 18th June, 2010, or to their mandatees, subject however to the provisions of Section 206A of the Act. In respect of dematerialised shares, the dividend will be payable on the basis of beneficial ownership as on 10th June, 2010, as per details to be furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) for this purpose.

Registered Office:
Virginia House
37 Jawaharlal Nehru Road
Kolkata 700 071
India.

ITC Limited
B.B. Chatterjee
Executive Vice President &
Company Secretary

Dated: 25th May, 2010.

সংবাদ প্রতিদিন, বুধবার ২৬ মে ২০১০ ৩


ITC
ITC Limited

বুক ক্লোজারের বিজ্ঞপ্তি

২১শে মে, ২০১০ তারিখে অনুষ্ঠিত সভায় বোর্ড অফ্ ডিরেক্টরস্ প্রতি ১ টাকার সাধারণ শেয়ারে টাকা ৫.৫০ বিশেষ শতবার্ষিকী লভ্যাংশ এবং শেয়ার প্রতি টাকা ৪.৫০ সাধারণ লভ্যাংশ, ৩১শে মার্চ, ২০১০ সালের সমাপ্ত আর্থিক বছরের জন্য এই হারে লভ্যাংশ প্রদানের সুপারিশ করেছে। এই সুপারিশ ২৩শে জুলাই, ২০১০-এর নির্দিষ্ট ৯৯তম বার্ষিক সাধারণ সভায় সদস্যগণ দ্বারা ঘোষিত হওয়ার উপর নির্ভরশীল।

এতদ্বারা বিজ্ঞপ্তি প্রদান করা হচ্ছে, কোম্পানি অ্যাক্ট ১৯৫৬ (অ্যাক্ট)-এর ১৫৪ ধারা অনুসারে, উপরোক্ত লভ্যাংশ প্রদানের উদ্দেশ্যে, কোম্পানির সদস্যদের রেজিস্টার শুক্রবার, ১১ই জুন ২০১০ থেকে শুক্রবার, ১৮ই জুন, ২০১০ উভয় দিন সহ বন্ধ থাকবে।

১০ই জুন, ২০১০-এর বিকেল ৫.৩০-এর মধ্যে কোম্পানির ইনভেস্টর সার্ভিস সেন্টার, ৩৭ জওহরলাল নেহরু রোড, কলকাতা - ৭০০ ০৭১ এই ঠিকানায় যথাযথভাবে গৃহীত শেয়ার ট্রান্সফারকারী অথবা তাদের যথাযথ অধিকারীদের লভ্যাংশ প্রদানের জন্য বিবেচিত হবে যদি তা ঘোষিত হয় এবং এই লভ্যাংশ যদি ঘোষিত হয় তবে তা উপযুক্ত সদস্যদের, যাদের নাম কোম্পানির রেজিস্টারে ১৮ই জুন, ২০১০ তারিখে নথিভুক্ত থাকবে অথবা তাদের যথাযথ অধিকারীদের, অ্যাক্টের ২০৬ 'ক' ধারা অনুযায়ী, ২৬শে জুলাই, ২০১০ অথবা তার পরে প্রদান করা হবে। ডিমেটিরিয়েলাইজ শেয়ারের ক্ষেত্রে লভ্যাংশ প্রদেয় হবে ১০ই জুন, ২০১০ তারিখের স্বত্বের উপর নির্ভর করে এবং এই উদ্দেশ্যে ন্যাশনাল সিকিউরিটিজ ডিপজিটরি লিমিটেড (এনএসডিএল) এবং সেন্ট্রাল ডিপজিটরি সার্ভিসেস (ইন্ডিয়া) লিমিটেড (সিডিএসএল) দ্বারা প্রদত্ত বিবরণ অনুযায়ী।

রেজিস্টার্ড অফিস:
ভার্জিনিয়া হাউস
৩৭ জওহরলাল নেহরু রোড
কলকাতা ৭০০ ০৭১
ভারত

আইটিসি লিমিটেড
বি. বি. চ্যাটার্জি
এক্সিকিউটিভ ভাইস প্রেসিডেন্ট
ও কোম্পানি সেক্রেটারি

তারিখ: ২৫শে মে, ২০১০